UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Landauer, Inc.

(Name of Subject Company)

Landauer, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel J. Fujii

Vice President, Chief Financial Officer and Secretary

Landauer, Inc.

2 Science Road

Glenwood, Illinois 60425

(708) 755-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission on September 20, 2017 by Landauer, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Fortive Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, including Restricted Stock and Performance-Based Restricted Stock (the “Shares”), of the Company, at a price of $67.25 per Share net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the offer to purchase dated September 20, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9, and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Schedule 14D-9 is hereby incorporated by reference in response to Items 1 through 8 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

As noted below, this Amendment is being filed in order to moot unmeritorious disclosure claims and alleviate the costs, risks and uncertainties inherent in litigation. Nothing in the Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies that any additional disclosure was or is required.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By replacing the third paragraph under the heading “Opinion of Lazard Frères & Co. LLC–Summary of Lazard Financial Analyses–Discounted Cash Flow Analysis” (i.e., the paragraph beginning “For its discounted cash flow calculations …”) with the following:

“For its discounted cash flow calculations, Lazard applied discount rates ranging from 8.75% to 9.75% that were based on Lazard’s estimated ranges of the Company’s weighted average cost of capital. Lazard calculated the Company’s weighted average cost of capital using the capital asset pricing model, based on, among other things, the average unlevered risk profiles, weighted after-tax cost of debt and consolidated leverage ratios of the applicable Company comparable companies described under “—Comparable Company Multiples Analysis” above.”

2.	By replacing the second paragraph under the heading “Opinion of Lazard Frères & Co. LLC–Summary of Lazard Financial Analyses–Precedent Transactions Analysis” with the following:

“The group of transactions reviewed in this analysis was as follows:

($ in millions)

Announcement Date	Acquiror	Target	Equity Purchase Price(1)	Transaction Value(1)	Enterprise Value to LTM EBITDA Multiple
4/17/2017	AMETEK, Inc.	MOCON, Inc.	$187	$182	16.1x
2/14/2017	Hologic, Inc.	Cynosure, Inc.	$1,668	$1,449	18.8x
2/23/2016	MKS Instruments, Inc.	Newport Corporation	$930	$980	10.2x
8/27/2015	Greatbatch, Inc.	Lake Region Medical Holdings, Inc.	$732	$1,732	11.6x
6/17/2015	Hill-Rom Holdings, Inc.	Welch Allyn Holdings Inc.	$2,051	$1,823	13.6x
3/28/2014	Sterigenics International LLC	Nordion Inc.	$826	$530	8.7x
12/8/2013	Covidien plc	Given Imaging Ltd.	$1,001	$860	27.0x
12/4/2013	Getinge Group	Pulsion Medical Systems SE	$189	$188	12.1x
12/4/2012	Linden Capital Partners	Young Innovations, Inc.	$314	$291	9.9x
7/6/2012	Thermo Fisher Scientific Inc.	One Lambda Inc.	N/A	$925	10.9x
12/13/2010	Thermo Fisher Scientific Inc.	Dionex Corporation	$2,271	$2,212	20.5x
(1)	All values presented are based on publicly available information regarding the transaction. Equity Purchase Price is defined as the purchase price per target share, multiplied by the total number of target shares outstanding. Transaction Value is defined as Equity Purchase Price plus target debt and minority interest, less target cash and cash equivalents.”

3.	By inserting the following sentence at the end of the first paragraph under the heading “Opinion of Lazard Frères & Co. LLC–Miscellaneous”:

“Lazard and its affiliates have not received fees for providing financial advisory services to Fortive during the last two years.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of such Item 8, immediately prior to the heading “Forward-Looking Statements”:

“The Company believes that the claims asserted in the litigation described above under the heading “–Certain Litigation” (the “Litigation”) are without merit and intends to defend against the Litigation vigorously. However, in order to moot the plaintiff’s unmeritorious disclosure claims and alleviate the costs, risks and uncertainties inherent in litigation, the Company has determined to voluntarily supplement this Schedule 14D-9. Nothing in such supplemental disclosure shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth therein. To the contrary, the Company specifically denies all allegations in the Litigation that any additional disclosure was or is required.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

LANDAUER, INC.

By:	/s/ Daniel J. Fujii
Name:	Daniel J. Fujii
Title:	Vice President, Chief Financial Officer and Secretary

Dated: October 10, 2017